UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-26126

            Serologicals Corporation

(Exact name of registrant as specified in its charter)

5655 Spalding Drive, Norcross, GA 30092 (678) 728-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

       None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) :	Rule 12h-3(b)(1)(i) :
Rule 12g-4(a)(1)(ii) 9	Rule 12h-3(b)(1)(ii) 9
Rule 12g-4(a)(2)(i) 9	Rule 12h-3(b)(2)(i) 9
Rule 12g-4(a)(2)(ii) 9	Rule 12h-3(b)(2)(ii) 9
Rule 15d-6 9

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Serologicals Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Serologicals Corporation

Dated: July 14, 2006	By:	/s/ Jeffrey Rudin
Name: Jeffrey Rudin
Title: Secretary